ITEM 77E.  LEGAL PROCEEDINGS

Since October 2003, Federated and relate d entities (collectively, "Federated"), a nd various Federated funds ("Funds"), hav e been named as defendants in several class actio n lawsuits now pending in the United States
 District Court for the District of Maryland.
The lawsuits were purportedly filed on beh alf of people who purchased, owned and/or r edeemed shares of Federated-sponsored mutual funds during specified periods begin ning November 1, 1998. The suits are genera lly similar in alleging that Federated engag ed in illegal and improper trading practices in cluding market timing and late trading in con cert with certain institutional traders, which allegedly caused financial injury to the mut ual fund shareholders. These lawsuits began t
o be filed shortly after Federated's first public announcement that it had received requests f or information on shareholder trading activit ies in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG")
, and other authorities. In that regard, on N ovember 28, 2005, Federated announced that it had reached final settlements with t he SEC and the NYAG with respect to those mat ters. Specifically, the SEC and NYAG settled proceedings against three Federated s ubsidiaries involving undisclosed market timi ng arrangements and late trading. The SEC made findings: that Federated Investment Mana gement Company ("FIMC"), an SEC-registered inve stment adviser to various Funds, and Federated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, vi olated provisions of the Investment
Advisers Act and Investment Company Act by app roving, but not disclosing, three market timing arrangements, or the associated conflict of interest between FIMC and the fund s involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated Shareholder Services C ompany, formerly an SEC-registered transfer agen t, failed to prevent a customer and a Federated employee from late trading in viola tion of provisions of the Investment Company Act.
 The NYAG found that such
conduct violated provisions of New York State law.
 Federated entered into the settlements without a dmitting or denying the regulators' findings. As Federated previously reported in 20
04, it has already paid approximately $8.0 millio n to certain funds as determined by an independent consultant. As part of these settl ements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million a nd, among other things, agreed that it would not serve as investment adviser to any registered investment company unless (i) at least
 75% of the fund's directors are independent of F ederated, (ii) the chairman of each such fund is independent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of th e fund or committee, respectively, and (iv) the fu nd appoints a "senior officer" who reports to the independent trustees and is respons ible for monitoring compliance by the fund with app licable laws and fiduciary duties and for managing the process by which managemen t fees charged to a fund are approved. The sett lements are described in
Federated's announcement which, along with previous press releases and related communications on those matters, is available in the
"About Us" section of Federated's website at Federa tedInvestors.com.
Federated and various Funds have also been named as
 defendants in several additional lawsuits, the majo rity of which are now pending in the United States District Court for the
 Western District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm of
 Dickstein Shapiro LLP to represent the Funds in th ese lawsuits. Federated and the Funds, and their respective counsel, are review ing the allegations and intend to defend this litig ation. Additional lawsuits based upon similar allegations may be filed in the future
.. The potential impact of these lawsuits, all of wh ich seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Although we do not bel ieve that these lawsuits will have a material adverse effect on the Funds, there can b e no assurance that these suits, ongoing adverse pub licity and/or other developments resulting from the regulatory investiga tions will not result in increased Fund redemptions, reduced sales of Fund shares,
or other adverse consequences for the Funds.